SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July 2011

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

PORTUGAL TELECOM, SGPS, SA

GENERAL MEETING OF SHAREHOLDERS

PROPOSAL FOR THE AMENDMENT OF THE COMPANY’S BYLAWS

We propose to the shareholders that the following resolution be adopted with a view to amend Portugal Telecom, SGPS, SA’s Bylaws:

1.               To amend article fifth of the Bylaws, by modifying paragraph 1, which becomes the sole paragraph, and revoking paragraph 2, as follows:

Article five

(…)

[Paragraph 1 which becomes the sole paragraph:] The Company, in addition to ordinary shares, has class A shares, the majority of which shall be held by the State or bodies belonging to the public sector.

2.               To amend article fourteenth of the Bylaws, by revoking paragraph 2 and renumbering paragraph 1 as single paragraph, as follows:

Article fourteen

(…)

[Sole paragraph which corresponds to the former paragraph 1].

3.               To amend article nineteenth of the Bylaws, by revoking paragraph 2 and consequently renumbering paragraph 3, as follows:

Article nineteen

(…)

1.              (…).

2.              [Corresponds to the former paragraph 3].

4.               To amend article twenty-first of the Bylaws, by modifying paragraphs 3 and 5, as follows:

Article twenty-one

(…)

1.              (…).

2.              (…).

3.              When a director is definitively unavailable, he shall be replaced pursuant to the rules established in the Companies Code.

4.              (…).

5.              In the event of any delegation of powers, it shall be implemented in accordance with the rules established in the Companies Code.

6.              (…).

5.               To amend article thirty-second of the Bylaws, by revoking paragraph 2 and consequently renumbering paragraph 3, as follows:

Article thirty-two

(…)

1.              (…).

a)            (…);

b)            (…);

c)             (…).

2.              [Corresponds to the former paragraph 3].

6.               To amend article thirty-fifth of the Bylaws, as follows:

Article thirty-five

(…)

Board of directors’ resolutions to increase share capital or issue bonds convertible into shares may be based on parameters and on the suppression or limitation of preference rights pursuant to a general meeting’s resolution adopted prior to the public deed resulting in the inclusion of numbers 3 and 4 of article 4, the alteration of number 3 and the inclusion of number 4 of article 8 and the amendment of sub paragraphs d) and e) of number 1 of article 15 of these articles of association, provided that such resolutions fulfill the requirements set out in these projects.

Lisbon, 4 July 2011.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 4, 2011

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.